SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Partner roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com
John L. Cleary, II
Resident Managing Partner

June 5, 2012

Justin Dobbie John Dana Brown Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 8, 2012 File No. 333-180449

Dear Messrs. Dobbie and Brown:

By letter dated May 22, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 1 to the Registration Statement on Form S-1 ( the “Registration Statement”) filed by ADMA Biologics, Inc. (the “Company”). The Company has revised the Registration Statement to reflect its responses to the SEC Letter in Amendment No. 2 to the Registration Statement (the “Amendment”), which is filed with the Commission concurrently herewith.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amendment.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

General

1.
We note your response to our prior comment 1.  Please refer to the first paragraph of the risk factor beginning “We are an ‘emerging growth company’” on page 32.  Please revise the reference to the “transitional period” in this paragraph to explain that this means that the reduced disclosure requirements discussed will be available as long as you are an emerging growth company.

RESPONSE:  The Company has made the requested revision on page 32 of the Amendment.

U.S. Securities and Exchange Commission
June 5, 2012

2.
We note your response to our prior comment 4.  We note the statement in your response that all of the selling stockholders represented to the company that they were not acquiring their securities with a view to distribution or resale of the securities “except in full compliance with all applicable provisions of the Securities Act.”  Please tell us whether any of the selling stockholders acquired their securities with a view to distribution, even if they intended to comply with the Securities Act.

RESPONSE:  By virtue of conversations between representatives of the Company and the selling stockholders, the Company understands that none of the selling stockholders acquired their securities with a view to distribution of the securities, but rather acquired them for investment.

Outside Cover Page of Prospectus

3.	We note your response to our prior comment 5. Please revise to name a fixed price per share at which the selling stockholders will sell their shares until your shares are quoted on the OTCBB.

RESPONSE:  The Company has added the requested disclosure on the outside cover page of the prospectus as well as on page 77 of the Amendment.  The fixed price per share of $9.60 is based on the price per share in the 2012 Financing.

Risks Relating to Our Securities, page 30

4.
Refer to your disclosure that you are an “emerging growth company” on page 32.  Please expand the second paragraph under this heading to also provide a cross reference to the Critical Accounting Policies section of Management’s Discussion and Analysis for a further discussion of the extended transition period for complying with new or revised accounting standards.

RESPONSE:  The Company has added the requested disclosure on page 32 of the Amendment.

Critical Accounting Policies and Estimates, page 61

5.
Please expand your disclosures to more fully describe the implications of the extended transition period provided by the JOBS Act.  Specifically, please clarify that you may take advantage of the extended transition period provided in Securities Act Section 7(a) (2)(B) until the first to occur of the date you (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B).  Accordingly, until the date you are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(b), upon issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

U.S. Securities and Exchange Commission
June 5, 2012

RESPONSE:  The Company has added the requested disclosure on page 65 of the Amendment.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase

Enclosures